Exhibit 99.1

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

NEWS RELEASE

Unionized employees strike at Maricunga mine

Toronto, Ontario, March 5, 2014 -- Unionized employees at Kinross Gold Corporation’s (TSX:K, NYSE:KGC) Maricunga mine in Chile’s Region III have initiated strike action following the failure to reach agreement on a new collective agreement at the mine. Mining operations at Maricunga have been suspended, while the heap leach facility and processing plant remain in operation in order to meet environmental compliance obligations. Kinross is unable at this time to predict when striking employees may return to work, or what the production impact may be, but will update the market as appropriate. The Maricunga mine produced approximately 188,000 gold equivalent ounces in 2013.

About Kinross Gold Corporation

Kinross is a Canadian-based gold mining company with mines and projects in Brazil, Chile, Ghana, Mauritania, Russia and the United States, employing approximately 9,000 people worldwide. Kinross maintains listings on the Toronto Stock Exchange (symbol:K) and the New York Stock Exchange (symbol:KGC).

Media Contact

Andrea Mandel-Campbell

Director, Corporate Communications

phone: 647-788-4179

Andrea.Mandel-Campbell@kinross.com

Investor Relations Contact

Tom Elliott

Vice-President, Investor Relations

phone: 416-365-3390

tom.elliott@kinross.com